June 2, 2006

Via U.S. Mail

Lloyd I. Miller, III
4550 Gordon Drive
Naples, FL  34102

      Re: 	Pharmos Corporation
Schedule 14A filed May 25, 2006 by Lloyd I. Miller, III
      File No. 000-11550

Dear Mr. Miller:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. On a supplemental basis, advise us as to how your group was formed. How are the members of the group, specifically your nominees, affiliated with one another?

2. Advise us, with a view toward disclosure, why all of the nominees have not been identified on the cover page of the proxy statement as persons filing the Schedule 14A or revise to include them. Similarly, tell us why you have not amended your Schedule 13D to include the other participants as a group, pursuant to Rule 13d-5(b), considering it would appear that you are acting together for purposes of voting the securities of the Company.


3. Please ensure that the proxy statement and accompanying proxy card are clearly identified as preliminary versions. See Rule 14a-
6(e)(1).

4. In an appropriate place in this proxy statement, please specifically indicate whether each of your nominees has consented to be named in the proxy statement. See Rule 14a-4(d).

5. Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief:

* Management`s nominees "current service on the Board has been marked by cash burn and a dramatic fall in Pharmos stock price," on page
1,
as well as a similar statement on page 5 under "Electing new members to the Board is urgent;"

* "The initial and ongoing contingent issuances of Common
Stock...will be unduly dilutive to all existing Pharmos shareholders," on page 2;

* "...the combined company would face increased demands for cash, faster cash burn and diversion of funding from Pharmos products to Vela products," on page 2; and

* "We believe that the current Pharmos Board...increases the likelihood that the Board will simply serve to `rubber stamp` decisions, such as the decision to enter into the Merger with Vela," on page 6.

6. You indicate on page 1 that "the only way to block the merger is to vote against the issuance of additional stock and for new leadership on the board." Why wouldn`t simply voting against the issuance of additional stock be enough to block the merger? Please revise to clarify why you believe both actions are necessary.

Reasons to vote against the proposed merger, page 2

7. We note your indication that the "later contingent issuances of shares by Pharmos...will result in more than 50% of the outstanding shares of Pharmos Common Stock being held by the existing Vela owners." Please revise to clarify that you believe that it may result in such percentage, considering it is not clear what the capitalization of the Company will be at the time those shares are issued, if they are issued at all. Further, please revise to briefly elaborate upon the contingent nature of the issuance of such shares so that readers can appreciate under what circumstances those shares will be issued, if at all.

Reasons to vote for the committee`s nominees to the Pharmos Board, page 5

8. We note your indication that "[i]f independent voices are not added in 2006 to the Pharmos Board, the Board will continue to have free reign to approve other dilutive transactions in the future." Please also indicate that there is no assurance that, if elected, your nominees will be able to block any such future transactions considering they will constitute a minority of the Board of Directors.

9. Please elaborate upon exactly how your nominees will be
committed
to "developing existing products, reducing cash burn, and
partnering
with other companies...."  If you have no specific plans in mind, please indicate this. Again, please indicate that there is no assurance that, if elected, they will be able to "maximize shareholder value."

10. You indicate that the Committee`s nominees to the Pharmos Board of Directors are "independent and experienced." Clarify what you mean by your reference to "independent." Is this your definition or is this the definition as applied by the listing standards of the NASDAQ? If this constitutes your definition, briefly define it for readers.

11. So as to put your current solicitation in context, explain why Mr. McKee left the Company so recently, considering you now seek to place him on the Board of Directors.

Questions and Answers about the Committee`s nominees, page 6

12. "Will the Committee`s Nominees serve, if elected, to the Pharmos
Board?" You reserve the right to substitute nominees in the event that those you have identified decline or are unable to serve. Provide us with the authority upon which you will be able to make such substitution without resoliciting shareholders and how such substitution would be consistent with Pharmos` advance notice bylaw provision. In this regard, we note your mention on page 10 that you must indicate any substitutions at least five days prior to the Annual Meeting.

Proxy solicitation and expenses, page 12

13. We note that you may employ various methods to solicit proxies including mail, telephone, telefax, telegraph, the Internet, email, newspapers and other publications. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rules 14a-6(b) and (c). Please confirm your understanding.

14. Since it appears that you intend to solicit proxies via the Internet, here and on the proxy card, please describe the Internet voting procedures and supplementally provide your well-reasoned legal analysis regarding the validity under applicable state law of using this mechanism of electronic submission. Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. See Item N.17 of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov.

15. We note that you intend to seek reimbursement from the Company for your expenses. Please revise to state whether the question of such reimbursement will be submitted to a vote of security holders.
See Item 4(b)(5) of Schedule 14A.

Information about Pharmos, page 12

16. Refer to the last paragraph of this section. We note that you assume no responsibility for whether the information provided by others is accurate or complete. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

Other Matters to be Voted Upon, page 13

17. We note that you refer readers to the proxy statement and form of proxy distributed by the Company here and elsewhere in your proxy solicitation materials. Further, we understand the reasons why the proxy statement does not include a time, date, location or record date for the annual meeting. Advise us whether the participants intend to wait for the Company to provide this required information before mailing their proxy statement. If the participants expect to mail their proxy materials prior to the receipt of this information, please advise us how they intend to update the disclosure or disseminate any supplemental proxy materials. We believe that reliance on Rule 14a-5(c) before Pharmos distributes the information to security holders would be inappropriate.

Relationship between the Company and the Committee`s nominees and the
Company, page A-1

18. Please ensure that you have provided all of the required participant information, pursuant to Item 5(b) of Schedule 14A. For example, please ensure that you have indicated whether any of the participants are a party to a contract, arrangement or understanding with any person with respect to any securities of the company, pursuant to Item 5(b)(1)(viii).

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

			Sincerely,


			Mara L. Ransom
			Special Counsel
			Office of Mergers and
	Acquisitions


cc via facsimile at (713) 238-7235:

Melinda Brunger, Esq.
Andrews Kurth LLP


Pharmos Corporation
June 2, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE